FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 18, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS 2005 FULL YEAR RESULTS

 — Revenues increased 4.6% to $3.80 billion —

— Operating income of $515.73 million —

— Net income $381.18 million, $2.85 per ADR or $0.95 per diluted share —

Moscow, Russia – May 18, 2006 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the full year, ended December 31, 2005.

US$ thousand	FY 2005	FY 2004		Change Y-on-Y
Revenues	3,804,995	3,635,955		4.6%
Net operating income	515,728	750 807		- 31.3%
Net operating margin	13.6%	20.7%		—
Net income	381,180	542,724	(2)	- 29,8%
EBITDA (1)	726,252	907,729	(2)	- 20.0%
EBITDA margin	19.1%	25.0%		—

(1) See Attachment A.

(2) Net income and EBITDA for FY2004 were adjusted, not to include the gain on the sale of our shareholding in MMK.

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented: “2005 was a challenging year for Mechel, as higher raw material costs and a more competitive pricing environment negatively impacted our profitability. However, we remained committed to our strategy of expanding our mining segment in order to partially offset the weakness in the steel segment. While global prices are something that we can not control, we are confident that the strategic actions we undertook during the year will benefit both segments in the long-term. We also decided to increase our dividend payout ratio to 50% of net profits under US GAAP for the year ended 31 December 2005, to reward shareholders’ confidence and underscore our commitment to the best international corporate standards.”

Consolidated Results

Net revenue in 2005 rose 4.6% to $3.80 billion from $3.64 billion in 2004. Operating income was $515.73 million, or 13.6% of net revenue, versus operating income of $750.81 million, or 20.7% of net revenue, in 2004.

For 2005, Mechel reported consolidated net income of $381.18 million, or $2.85 per ADR ($0.95 per diluted share), compared to consolidated net income of $1.34 billion, or $10.77 per ADR in 2004.

Consolidated EBITDA was $726.25 million in 2005, compared to $907.73 million a year ago, reflecting the negative impact of unstable market conditions on average realized prices for the main categories of our products in the middle of 2005. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Consolidated results were affected by a write-off of fixed assets in Romanian operations in the amount of $12.7 million, resulting from restructuring of production processes.

Also, in the year ended December 31, 2005, foreign exchange loss was $37.4 million, as compared to a gain of $1.9 million in the year ended December 31, 2004. This foreign exchange loss is primarily attributed to losses from devaluation of our cash balances in euro accounts.

In March, Mechel revised and optimized capital expenditure program, allocating substantial additional funds for the continuing development and expansion of the mining segment and to improve efficiencies in its steel segment. The revised overall capital expenditure program for the five-year period of 2006 - 2010  totals $1.1 billion. Approximately $100 million will be allocated to the development of the Erunakovskaya deposit in southern Kuzbass area; $100 million will be directed to the development of brownfield license areas of approximately 1 billion tonnes of predominantly coking coal. Steel segment projects will be mainly focused on Chelyabinsk Metallurgical Plant (CMP), Mechel’s core steel-producing facility. These projects include completion of the construction of an additional continuous caster for approximately $50 million, in line with Mechel’s target to raise the proportion of steel produced through continuous casting from the current 38% to 60% in 2007. Other projects include a new coking battery and reconstruction of rolling facilities.

Mining Segment Results

US$ thousand	2005	2004	Change Y-on-Y
Revenues from external customers	1,094,782	878,417	24.6%
Operating income	401,252	384,053	4.5%
Net income	313,736	328,350	- 4.5%
EBITDA	465,710	458,068	1.7%
EBITDA margin	42.5%	52.2%	—

Mining segment output

Product	FY 2005, thousand tonnes	FY 2005 vs FY 2004, %
Coal	15,646	0.0
Coking coal	8,583	- 8.0
Steam coal	7,063	+ 12.0
Iron ore concentrate	4,522	+ 17.0
Nickel	12.6	- 1.0

Mining segment revenue for 2005 totaled $1,094.78 million, or 28.8%, of consolidated net revenue, an increase of 24.6% over segment revenue of $878.42 million, or 24.2%, of consolidated net revenue, in the 2004 full year period. The increase in revenues reflects maintaining of good output, strong market positions four our coal, and large-scaled sales of mining products to third parties.

Operating income in 2005 in the mining segment increased 4.5% to $401.25 million, or 36.7%, of segment revenues from external customers, compared to operating income of $384.05 million, or 43.7% of segment revenues from external customers a year ago. EBITDA in the mining segment in 2005 was $465.71 million, 1.7% higher than EBITDA of $458.07 million in 2004. The EBITDA margin of the mining segment was 42.5% in 2005.

Mr. Ivanushkin commented on the results of the mining segment: “While the global steel market remains uncertain due to excessive supply, the market fundamentals for coal continue to strengthen.  During the year we were able to offset a decline in demand for coking coal resulting from a decline in demand from steel producers by increasing our output of steam coal and iron ore concentrate. While this decline in demand negatively impacted profitability in this segment, we were able to intensify our continued cost control initiatives to minimize negative consequences. In line with our strategy, we continued to further expand our coal reserves in 2005 through a number of transactions that have significantly enhanced the capabilities of our coal segment, acquiring additional coking coal licenses for license areas with a total reserves of 1.15 billion tonnes according to Russian reserve valuation standards. We remain committed to further expanding our mining segment, and believe it will provide significant value for our shareholders.”

Steel Segment Results

US$ thousand	2005	2004		Change Y-on-Y
Revenues from external customers	2,710,213	2,757,538		- 1.7%
Operating income	114,475	366,754		- 68.8%
Net income	67,443	214,374	(1)	- 68.5%
EBITDA	260,542	449,661	(1)	- 42.1%
EBITDA margin	9.6%	16.3%		—

(1) Net income and EBITDA were adjusted not to include the gain on the sale of our shareholding in MMK.

Steel segment output

Product	FY 2005, thousand tonnes	FY 2005 vs FY 2004, %
Coke	2,589	- 12.0
Pig iron	3,349	- 14.0
Steel	5,899	- 5.0
Rolled products	4,600	- 2.0
Hardware	557	0.0

Revenue from Mechel’s steel segment decreased 1.7% in 2005 from $2.76 billion to $2.71 billion, or 71.2% of consolidated net revenue, as compared to 2004.

For the 2005 full year period, the steel segment generated operating income of $114.48 million, or 4.2%, of segment revenues from external customers, compared to operating income of $366.75 million, or 13.3%, of segment revenues from external customers in the 2004 full year period. EBITDA in the steel segment for 2005 was $260.54 million. The EBITDA margin of the steel segment was 9.6% in 2005.

In April of 2005, the Company announced the commissioning of a new sinter palnt at CMP.  The first lines of this plant generated approximately $36.27 million in cost savings, as it allowed CMP to switch to iron feed based more on sinter, produced from Mechel’s iron ore concentrate. The expected effect in 2006 will be $37.21 in cost savings.

Mr. Ivanushkin commented, “Although pricing levels improved in the fourth quarter, the pricing environment remained difficult in the steel segment throughout 2005, and our profitability continued to be affected by higher raw material costs. In light of this, we have focused on controlling our cost structure, and began a number of initiatives during the year that will result in a steel segment better positioned to perform in the marketplace. While we expect these challenging conditions to continue in the short-term, we have seen a continued improvement in demand into the early part of 2006. The commissioning of our new sinter plant and concasting facilities at Chelyabinsk is progressing well and, as pricing firms, we would expect performance to return to more normalized levels.”

Recent Highlights

•                  Mechel announced that it would increase its annual dividend from 15% to 50% of net profits under US GAAP, starting with the dividend paid with respect to the 2005 fiscal year.

•                  In March of 2006, Mechel established a 100%-owned subsidiary, Mechel Hardware OOO to sell hardware produced at its Beloretsk Metallurgical Plant, Vyartsilya Metal Products Plant, and Mechel Nemunas to the Russian and international markets.

•                  Mechel recently announced the resolution adopted by the Board of Directors to place two issues, Series 02 and 03, of documentary interest-bearing inconvertible bonds with the par value of RUR 1,000.00, the amount of each issue to be RUR 5.0 billion, at the Moscow Interbank Currency Exchange (MICEX).  The funds from the bond placement will be utilized to refinance the debt under the previous bond issues and to finance the long term investment programs of the Company’s subsidiaries.

•                  In April of 2006, Mechel announced the acquisition of a 100% stake in Metals Recycling OOO, a Chelyabinsk-based metal scrap processing company through its subsidiary, Mechel Service OOO for approximately US$6.0 million. The transaction was a part of Mechel’s policy to ensure its steel segment’s self-sufficiency in raw materials.

•                  During 2005, Mechel announced a number of transactions that have significantly expanded the capabilities of its coal segment. These include various successes at license auctions to develop coal deposits in the Olzherasskaya Mine plot, Razvedochny plot, Sorokinsky plot, Erunakovskaya-1 Mine and Erunakovskaya-3 Mine plots. Total license areas attributable to new licenses acquired is 1.15 billion tonnes, according to Russian reserve valuation standards, of which the vast majority is coking coal of high quality.

•                  In January of 2005, Mechel also won an auction for the sale of ordinary shares in Yakutugol OAO that constitute 25% + 1 share of the company’s charter capital for approximately $411.2 million. Yakutugol’s annual output is approximately 9 million tonnes, of which approximately 5.0 million tonnes is coking coal. The acquisition further expands Mechel’s mining holdings while also increasing its exposure to the Asia-Pacific region.

•                  Continued progress on Mechel’s commitment to investing in its operations to reduce operating costs and increase efficiency. In September of 2005, Mechel announced the start-up of the second line of a new, four-line sinter plant at its Chelyabinsk Metallurgical Plant subsidiary. The new plant will increase Mechel’s ability to internally source its iron ore requirements from its iron ore mine, Korshunov Mining Plant. Once fully operational, the plant, which will cost approximately $150 million, will generate approximately $70 million in annual cost savings.

•                  To diversify the cargo flow of our coal and steel products and to improve our logistics, Mechel acquired 90.36% stake in Kambarka Port OAO - one of Russia’s largest river ports. The facility specializes in the transshipment of bulk cargo, including ore, iron ore concentrate and coal.

Mr. Ivanushkin concluded, “We have always believed that Mechel’s position as an integrated producer of both coal and steel products would benefit us in difficult market periods. This was proven in 2005, as the diversity of our operations allowed us to remain significantly profitable despite the challenging conditions we faced in several of our markets. Over the course of the year we have taken a number of actions that we believe position us well for the future. We have made significant investments in our coal operations, and undertaken actions to improve the profitability of our steel business.  At the same time, we have seen indications of a recovery in demand within the steel sector, which should benefit both sides of our business. As we move into 2006, we will continue to concentrate on the overall profitability of our business, by controlling costs and enhancing operational efficiencies. We are confident that the continued execution of our strategy will drive our results going forward.”

Financial Position

Cash expenditure on mineral licenses, property, plant and equipment for the 2005 full year amounted to $520.6 million, of which $260.1 million was invested in the mining segment and $260.5 million in the steel segment.

For the 2005 full year, Mechel spent $488.6 million on acquisitions, comprised of $411.2 million for 25%+1 share of Yakutugol Holding Company OAO, $3.5 million for 90.4% of the shares of Port Kambarka OAO, $16.0 million for 25.1% of the shares of Izhstal OAO, $52.9 million for 6.8% of the shares of Chelyabinsk Metallurgical Plant OAO, $3.4 million for 10.5% of the shares of Korshunov Mining Plant and $1.6 million was spent on acquisition of minority interest in other subsidiaries.

As of December 31, 2005, total debt(1) was at $435.0 million. Cash and cash equivalents amounted to $311.8 million at the end of the year and net debt amounted to $123.2 million (net debt is defined as total debt outstanding less cash and cash equivalents).

* One American Depositary Share is equivalent to three diluted shares.

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

(1) Total debt is comprised of short-term borrowings and long-term debt

Attachments to the FY 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	2005	2004(1)
Net income	381,180	542,724
Add:
Depreciation, depletion and amortization	167,600	137,820
Interest expense	40,829	51,409
Income taxes	136,643	175,776
Consolidated EBITDA	726,252	907,729

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	2005	2004(1)
Revenue, net	3,804,995	3,635,955
EBITDA	726,252	907,729
EBITDA margin	19,1%	25.0%

(1) Excluding MMK gain

Consolidated statements of cash flow

for the years ended December 31, 2005, 2004 and 2003

(in thousands of U.S. dollars, except share amounts)	2005	2004	2003
Cash Flows from Operating Activities
Net income	381 180	1 342 706	143 508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	147 117	120 444	83 980
Depletion and amortization	20 483	17 376	17 709
Foreign exchange loss (gain)	37 435	-1 884	2 867
Deferred income taxes	-12 535	-11 217	-6 905
Provision for (recovery of) doubtful accounts	3 569	-7 859	10 011
Inventory write-down	5 938	2 183	4 624
Accretion expense	3 248	2 081	2 433
Loss on write-off of property, plant and equipment	12 667	0	0
Minority interest	6 879	11 673	-18 980
Effect of change in accounting principle	0	0	3 788
Income from equity investments	-12 426	-4 621	-1 221
Non-cash interest on long-term tax and pension liabilities	13 749	11 425	13 302
Loss on sale of property, plant and equipment	1 801	5 736	4 111
Gain on sale of long-term investments	-2 743	-803 405	-2 417
Loss from discontinued operations	1 157	15 211	5 790
Gain on accounts payable with expired legal term	-23 347	-1 250	-1 400
Gain on forgiveness of fines and penalties	-38 383	-18 296	-9 588
Stock-based compensation expense	0	1 400	2 200
Amortization of capitalized costs on bonds issue	1 553	1 525	835
Pension service cost and amortization of prior year service cost	2 511	2 187	0
Extraordinary gain	0	-271	-5 740
Net change before changes in working capital	549 853	685 144	248 907
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	23 602	-2 831	-4 031
Inventories	14 614	-170 726	-97 783
Trade payable to vendors of goods and services	60 087	-1 305	-14 468
Advances received	-46 269	4 902	13 316
Accrued taxes and other liabilities	14 868	4 176	19 328
Settlements with related parties	12 658	1 253	-12 815
Current assets and liabilities of discontinued operations	57	-4 134	-17 036
Deferred revenue and cost of inventory in transit, net	4 624	-22 607	13 949
Other current assets	-15 219	-197 734	-29 509
Net cash provided by operating activities	618 875	296 137	119 858

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	-3 497	0	-20 919
Acquisition of minority interest in subsidiaries	-79 936	-37 021	-3 776
Investment in Korshunov Mining Plant	0	0	-82 793
Investment in Yakutugol	-411 182	0	0
Acquisition of Izhstal	0	-22 742	0
Acquisition of Port Posiet	0	-29 966	0
Acquisition of Kaslinsky Architectural Casting Plant	0	-996	0
Investments in other non-marketable securities	-7 554	-29 762	-28 525
Proceeds from disposal of discontinued operations	0	0	5 162
Proceeds from disposal of non-marketable equity securities	19 388	875 967	33 577
Proceeds from disposals of property, plant and equipment	2 628	3 647	3 813
Purchases of mineral licenses	-93 033	0	0
Purchases of property, plant and equipment	-427 521	-303 411	-116 856
Net cash (used in) provided by investing activities	-994 707	455 716	-210 317

Cash Flows from Financing Activities
Proceeds from short-term borrowings	1 577 984	954 733	781 525
Repayment of short-term borrowings	-1 686 578	-941 340	-747 815
Dividends paid	-194 154	-5 145	-26 282
Dividends received	2 000	0	0
Proceeds from issuance of common stock	0	220 873	0
Proceeds from long-term debt	14 815	75 241	112 736
Repayment of long-term debt	-20 180	-52 093	-23 482
Loans and notes received from related parties	0	0	6 397
Repayment of obligations under finance lease	-757	0	0
Net cash (used in) provided by financing activities	-306 870	252 269	103 079

Effect of exchange rate changes on cash and cash equivalents	-30 284	1 360	991

Net (decrease) increase in cash and cash equivalents	-712 986	1 005 482	13 611

Cash and cash equivalents at beginning of year	1 024 761	19 279	5 668
Cash and cash equivalents at end of year	311 775	1 024 761	19 279

Supplementary cash flow information:
Interest paid, net of amount capitalized	-43 354	-62 835	-32 394
Income taxes paid	-171 774	-136 473	-53 884

Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by SKCC	17 460	340	4 428
Acquisition of plant and equipment in exchange for goods	0	3 071	0
Acquisition of equipment under finance lease	10 291	0	0
Assumption of debt in business combination	0	0	2 673
Treasury shares issued to subsidiary	0	9 723	0

Mechel OAO

Consolidated statement of operations

for the years ended December 31,2005, 2004 and 2003

(in thousands of U.S. dollars, except share amounts)	2005	2004	2003
Revenue, net (including related party amounts of $65,431, $68,806 and $211,943 during 2005, 2004 and 2003, respectively)	3 804 995	3 635 955	2 028 051
Cost of goods sold (including related party amounts of $74,795, $12,756 and $212,492 during 2005, 2004 and 2003, respectively)	-2 469 134	-2 225 088	-1 422 987
Gross margin	1 335 861	1 410 867	605 064

Selling, distribution and operating expenses:

Selling and distribution expenses	-450 238	-367 514	-213 977
Taxes other than income tax	-90 683	-69 285	-44 716
Accretion expense	-3 248	-2 081	-2 433
Loss on write-off of property, plant and equipment	-12 667	0	0
(Provision for) recovery of doubtful accounts	-3 569	7 859	-9 056
General, administrative and other operating expenses	-259 728	-229 039	-137 201
Total selling, distribution and operating expenses	-820 133	-660 060	-407 383
Operating income	515 728	750 807	197 681

Other income and (expense):
Income from equity investees	12 426	4 621	1 221
Interest income	10 049	2 375	2 274
Interest expense	-40 829	-51 409	-48 516
Other income, net	65 920	836 817	26 333
Foreign exchange (loss) gain	-37 435	1 884	-2 867
Total other income and (expense)	10 131	794 288	-21 555
Income before income tax, minority interest, discontinued operations, extraordinary gain and change in accounting principles	525 859	1 545 095	176 126

Income tax expense	-136 643	-175 776	-47 759
Minority interest in (income) loss of subsidiaries	-6 879	-11 673	18 979
Income from continuing operations	382 337	1 357 646	147 346
Loss from discontinued operations, net of tax	-1 157	-15 211	-5 790
Extraordinary gain, net of tax	0	271	5 740
Income before cumulative effect of change in accounting principle	381 180	1 342 706	147 296
Change in accounting principle, net of tax	0	-	-3 788
Net income	381 180	1 342 706	143 508
Currency translation adjustment	-53 822	49 116	46 921
Adjustment of available-for-sale securities	2 181	-2 350	0
Comprehensive income	329 539	1 389 472	190 429

Basic and diluted earnings per share:
Earnings per share from continuing operations	0.95	3.63	0.39
Loss per share effect of discontinued operations	(0.00)	(0.04)	(0.01)
Earnings per share effect of extraordinary gain	0.00	0.00	0.02
Earnings per share effect of a change in accounting principle	0.00	0.00	(0.01)
Net income per share	0.95	3.59	0.39

Weighted average number of common shares outstanding	403 118 680	373 971 312	366 178 815

Mechel OAO

Consolidated balance sheets

as of December 31,2005 and December 31, 2004

(in thousands of U.S. dollars, except share amounts)	December 31, 2005	December 31, 2004
Assets
Cash and cash equivalents	311 775	1 024 761
Accounts receivable, net of allowance for doubtful accounts of $17,509 in 2005 and $20,850 in 2004	140 649	135 597
Due from related parties	4 473	16 474
Inventories	496 658	568 545
Deferred cost of inventory in transit	49 893	0
Current assets of discontinued operations	88	1 247
Deferred income taxes	8 965	7 491
Prepayments and other current assets	346 981	349 090
Total current assets	1 359 483	2 103 205

Long-term investments in related parties	408 709	9 270
Other long-term investments	16 148	66 663
Non-current assets of discontinued operations	97	165
Intangible assets, net	7 590	6 379
Property, plant and equipment, net	1 508 984	1 274 722
Mineral licenses, net	242 006	166 483
Deferred income taxes	17 487	11 940
Goodwill	39 580	39 441
Total assets	3 600 083	3 678 268

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	389 411	348 880
Accounts payable and accrued expenses:
Advances received	47 367	94 964
Accrued expenses and other current liabilities	79 405	68 147
Taxes and social charges payable	144 715	145 527
Trade payable to vendors of goods and services	210 228	186 233
Due to related parties	2 937	3 748
Current liabilities of discontinued operations	109	30
Asset retirement obligation	4 236	8 219
Deferred income taxes	26 557	26 521
Deferred revenue	55 267	760
Pension obligations	8 189	6 261
Finance lease liabilities	887	0
Total current liabilities	969 308	889 290

Long-term debt, net of current portion	45 615	216 313
Restructured taxes and social charges payable, net of current portion	33 866	87 364
Asset retirement obligations, net of current portion	54 816	66 758
Pension obligations, net of current portion	43 510	40 720
Deferred income taxes	105 481	105 330
Other long-term liabilities	0	240
Finance lease liabilities, net of current portion	9 179	0
Commitments and contingencies	0	0

Minority interests	127 834	214 824

Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and 403,118,680 shares outstanding as of December 31, 2005 and 2004)	133 507	133 507
Treasury shares, at cost (13,152,065 common shares as of December 31, 2005 and 2004)	-4 187	-4 187
Additional paid-in capital	321 864	304 404
Accumulated other comprehensive income	42 046	93 687
Retained earnings	1 717 244	1 530 218
Total shareholders’ equity	2 210 474	2 057 629
Total liabilities and shareholders’ equity	3 600 083	3 678 268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: May 18, 2006